June 20, 2013

Alexandra M. Ledbetter Via Email
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Keystone Consolidated Industries, Inc.
Amendment No. 2 to Schedule 13E-3
Filed June 20, 2013
File No. 005-31481

Dear Ms. Ledbetter:

Contran Corporation (“Contran”) and KYCN Acquisition Corporation (“Merger Sub,” and together with Contran, “Filing Persons”) previously filed Schedule 13E-3 (File No. 005-31481) (the “Original Schedule 13E-3”) related to Keystone Consolidated Industries, Inc. (“KCI”) on May 10, 2013 and subsequently amended the Schedule 13E-3 by Amendment No. 1 thereto filed on June 7, 2013 (“Amendment No. 1”).  Today, Contran and Merger Sub have filed Amendment No. 2 (“Amendment No. 2”) to the Original Schedule 13E-3, as amended by Amendment No. 1 thereto.  The Original Schedule 13E-3, as amended by Amendments No. 1 and 2 thereto, is referred to in this letter as the “Schedule 13E-3” unless the context otherwise requires.  Enclosed with this letter, please find a copy of Amendment No. 2.

Set forth below are the Filing Persons’ responses to the comments contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 13, 2013, regarding the Original Schedule 13E-3 and Amendment No. 1 thereto.    The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff comment letter.  Capitalized terms not otherwise defined herein have the same meaning as defined in the Schedule 13E-3.

General

1.
Comment:  Rule 13e-3(f)(1)(iii) requires that the company promptly disseminate disclosure of material changes to the information required by Rule 13e-3(d) in a manner reasonably calculated to inform security holders. Please provide us with an analysis as to your compliance with this Rule.

Response:  In accordance with Rule 13e-3(f)(1)(i) and (ii), on or about May 20, 2013, the Filing Persons caused the mailing of the Original Schedule 13E-3 (as filed with the Commission on May 10, 2013) to record holders of KCI common stock and caused to be furnished a sufficient number of copies thereof to brokers, dealers and other nominees who then held KCI common stock on behalf of underlying beneficial owners along with instructions that such parties should forward such materials in a timely manner to the underlying beneficial owners.  On June 7, 2013 Contran filed Amendment No. 1 with the Commission, and today Contran has filed Amendment No. 2 with the Commission, each of which amendments are calculated to inform security holders of the Merger transaction described therein.  In addition, the Filing Persons confirm that, upon resolution of the issues and comments identified by the Staff in its comment letter dated June 13, 2013, such Filing Persons will cause Amendments No. 1 and 2, along with any additional subsequent amendments to the Original Schedule 13E-3, to be further promptly disseminated to KCI security holders in the same manner noted above with respect to the transmission of the Original Schedule 13E-3 to KCI security holders.  Such transmission will be effected in advance of the anticipated effective date of the proposed short-form merger in a manner reasonably calculated to inform such security holders of the information set forth in such amendments.  In addition to compliance with Rule 13e-3(f)(i)(iii), please note that, in compliance with Section 262 of the DGCL and promptly following the effective date of the proposed short-form merger, Contran will also transmit a notice of merger and appraisal rights (which transmission will also include, among other things, a copy of the Original Schedule 13E-3, as well as Amendments No. 1 and 2 and additional subsequent amendments thereto) to the holders of record of KCI common stock immediately prior to the consummation of the short-form merger.  Contran submits that the above-referenced means of distribution of the Original Schedule 13E-3, and all amendments thereto, has and will provide KCI security holders with sufficient notice of and information relating to the proposed short-form merger such that they will be able to make an informed and timely decision with respect to their exercise, if they chose to do so, of their appraisal rights under the applicable provisions of the DGCL.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

Background of the Merger, page 8

2.
Comment:  We note the response to comment 1 in our letter dated June 6, 2013.  It appears that Mr. Simmons is engaged in the going-private transaction by virtue of his control of Contran, which in turn, owns at least 90.4% of the outstanding common stock of Keystone.  Please revise to identify him as a filing person.  See also prior comment 2.

Response:  The Filing Persons continue to believe, for the reasons outlined in our original response letter to the Staff concerning such matters dated June 7, 2013, that Mr. Simmons should not be deemed to be engaged in the Rule 13e-3 transaction relating to KCI.  As disclosed in the Schedule 13E-3, substantially all of Contran’s outstanding common stock is held by trusts for the benefit of certain children and grandchildren of Mr. Simmons (for which Mr. Simmons is sole trustee), or is held directly by Mr. Simmons or other persons or entities related to Mr. Simmons.  Those Contran family trusts in the aggregate own a controlling interest in Contran.  As sole trustee of the trusts, Mr. Simmons has the power to vote and direct the disposition of shares of Contran held by the trusts, but Mr. Simmons has no pecuniary interest in shares of Contran held by the trusts, and Mr. Simmons disclaims beneficial ownership of any Contran shares held by the trusts, or any KCI shares held by Contran. Mr. Simmons’ involvement in the Merger transaction was and continues to be limited to his consideration and approval of the transaction as an officer and director of Contran.  He played no greater role in the determinations relating to the Merger than any other officer or director of Contran.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

We note that the Staff asked a similar question as to whether Mr. Simmons should be considered a “bidder” in connection with the tender offer launched by Contran in January 2011.  In a response letter to the Staff dated February 14, 2011, Contran outlined the reasons it believed that Mr. Simmons was not a bidder in such tender offer.  A copy of the relevant portion of that letter is included as Exhibit A to this letter, and the full text of such response letter is available at:

http://www.sec.gov/Archives/edgar/data/24240/000005925511000026/filename1.htm.

Among other things, Contran noted the Staff’s position that bidder status should not be based exclusively on share ownership but rather on the individual’s involvement in the transaction, and assuming a named bidder is an established entity with substantial operations and assets apart from those related to the offer, the Staff ordinarily does not go further up the chain of ownership to analyze whether that entity’s control persons are also bidders.  The Staff agreed with Contran’s position that Mr. Simmons should not be deemed a bidder in connection with the prior tender offer.  By analogy, we believe that determining whether Mr. Simmons is engaged in a going-private transaction, and should therefore be deemed to be a filing person, requires a similar facts-and-circumstances analysis.  For the reasons set forth in our June 7, 2013 response letter and as described above, we believe the conclusion in this analysis should mirror the conclusion of the Staff in 2011 related to the tender offer, and, therefore, Mr. Simmons should not be deemed a filing person with respect to the Merger.

In connection with the foregoing, the Schedule 13E-3 has been amended to clarify the nature of Mr. Simmons’ role as trustee of the Contran family trusts.  Please see numbered paragraph 8 of Amendment No. 2.

3.
Comment:  We note the response to comment 3 in our letter dated June 6, 2013, including the assertion that the stock purchase transactions conducted from August 2011 to April 2013 “did not have a reasonable likelihood of producing, or a purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii)[.]”  Please note that Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction, but is effected as a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects.  For guidance, see Q & A No. 4 of Exchange Act Release No. 34-17719 and In the Matter of William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703.  Furthermore, in the absence of a purpose, the determination as to whether a transaction or series of transactions is likely to produce any of the Rule’s specified effects must take into account past, current and planned transactions.  To that end, please provide us with additional analysis as to why the aforementioned purchase transactions were not first steps in a series of transactions that cumulatively had a reasonable likelihood of producing a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii).

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

Response:  Pursuant to Rule 13e-3(a)(3), a Rule 13e-3 transaction includes any purchase of any equity security by an affiliate of the issuer “which has either a reasonable likelihood or a purpose of producing, either directly or indirectly” any of the effects described in Rule 13e-3(a)(3)(ii).  Those effects include either (i) causing a class of shares of the issuer to become eligible for termination of registration under, among other rules, Rule 12g-4 of the Securities Exchange Act of 1934, or (ii) causing a class of shares to be de-listed from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.  Because KCI’s common stock is and has been during all periods of time relevant to the Staff’s comment traded on the OTC Bulletin Board (which is not considered a national securities exchange or an inter-dealer quotation system of a registered national securities association under applicable Commission rules and interpretive guidance), it would therefore be necessary, in order for Contran to be deemed to have been involved at those times in a Rule 13e-3 transaction, for Contran’s purchases in August 2011, January 2013 and April 2013 to have been the actual initial steps in a series of related transactions that would have a reasonable likelihood of resulting in the termination of registration of KCI’s common stock under Rule 12g-4 by virtue of there ultimately being fewer than 300 holders of record of KCI’s stock.  During all periods of time relevant to the Staff’s comment, there have been over 1,000 holders of record of KCI’s common stock.  For the reasons described below, none of the prior purchases referenced in the Staff’s letter, either on an individual basis or as part of the initial steps in a series of related transactions, had a reasonable likelihood of resulting in there ultimately being fewer than 300 record holders of KCI’s common stock.  As outlined further below, Contran did not determine to engage in a going-private transaction involving KCI until May 9, 2013, at which time such determination was promptly and fully publicly disclosed.

As disclosed in the Schedule 13E-3, as well as in the Schedule TO filed by Contran on January 31, 2011, as thereafter amended, in early 2011 Contran commenced a tender offer to acquire shares of KCI common stock.  The purpose of the tender offer, which was publicly disclosed in the Schedule TO, was to increase Contran’s holdings in KCI for investment purposes, and in particular to increase Contran’s ownership of KCI to 80% in order to permit Contran to include KCI in the Contran Tax Group.  The tender offer, as extended, expired on March 8, 2011, and Contran purchased an aggregate of 1.6 million Shares.  Contran’s purchase of KCI common stock in the tender offer resulted in Contran’s ownership reaching approximately 75%.  Because Contran had not achieved its goal of reaching an ownership level that would permit KCI to become a member of the Contran Tax Group, in May 2011 Contran proposed to the KCI board of directors a subscription rights offering.  In connection therewith, KCI filed a registration statement with the Commission, which registration statement was never declared effective by the Commission and was eventually withdrawn by Keystone for the reason outlined below.  As described in the Schedule 13E-3, on August 16, 2011, prior to the commencement of the subscription rights offering, Contran purchased an aggregate of approximately 1.55 million Shares from unaffiliated KCI stockholders in a privately negotiated transaction, the sellers of which had approached Contran on an unsoliciated basis.  That privately negotiated transaction brought Contran’s ownership interest in KCI to approximately 88%, more than sufficient for KCI to become a member of the Contran Tax Group.  Given that this purchase of 1.55 million Shares allowed Contran to achieve its objective of including KCI as a member of the Contran Tax Group, Contran promptly informed the KCI board of directors that it no longer intended to subscribe for any KCI shares in the proposed subscription rights offering.  As a result, KCI thereafter determined not to proceed with the rights offering and withdrew the related registration statement.  As noted in the Schedule 13E-3, almost 18 months transpired between Contran’s acquisition of KCI shares in the above-noted privately negotiated transaction in August 2011 and Contran’s purchase of additional KCI shares in January 2013.  The fact that the subscription rights offering was abandoned in August 2011, and Contran did not purchase any KCI shares again until January 2013, clearly show that the only purpose of the August 2011 transaction was to obtain an ownership level of KCI sufficient for KCI to become a member of the Contran Tax Group, and not for the purpose of Contran engaging in a Rule 13e-3 transaction involving KCI.  Had Contran intended to engage in a Rule 13e-3 transaction involving KCI at that time, Contran would not have indicated to KCI that Contran no longer intended to subscribe for KCI shares in the proposed subscription rights offering, since the subscription rights offering would have provided Contran with an opportunity at that time to further increase its ownership of KCI.  Accordingly, Contran submits that the August 2011 purchase of KCI shares is irrelevant to the determination of whether Contran initiated a Rule 13e-3 transaction involving KCI in January 2013 and thereafter.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

The purchases by Contran in January 2013, nearly 18 months after its last purchase in August 2011, were conducted on the open market and represented only a small number of Shares (2,975 Shares).  Contran purchased these shares to take advantage of the opportunity to buy additional Shares at a price that Contran believed at that time to be attractive from an investment point of view, and not for purpose of Contran engaging in a Rule 13e-3 transaction involving KCI.  So few shares were purchased in the January 2013 open market transactions that they only had a nominal impact on Contran’s ownership level of KCI.  No further open market purchases of KCI common stock thereafter took place.  In that regard, and as disclosed in the Schedule 13E-3, Contran would note for the benefit of the Staff that the average daily trading volume of KCI common stock on the OTCBB from January 1, 2013 to April 22, 2013 (the day before Contran filed an amendment to Schedule 13D related to KCI with the Commission, in which Contran indicated it was considering completing a short-form merger with KCI) was approximately 1,260 shares per day, with several days on which KCI shares were not traded at all.  Such an average daily trading volume would hardly be sufficient to enable Contran to engage in a plan to accumulate a sufficient additional number of Shares in open market purchases such that Contran would be able to effect a short-form merger involving KCI.  Further, it was the unsolicited purchase of Shares effected by Contran in April 2013 (see further explanation below) that resulted in Contran obtaining the requisite 90% ownership threshold required under DGCL to enable Contran to execute a short-form merger transaction involving KCI if it were to determine to do so.  The January 2013 open market purchase had absolutely no bearing on the ability of Contran to achieve that 90% threshold.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

As discussed more fully in the Schedule 13E-3, in the fourth quarter of 2012, Contran (on an unsolicited basis) was approached by a representative of certain unaffiliated KCI stockholders who desired to sell their Shares to KCI.  During the communication, the representative noted the $9.43 per Share purchase price paid by Contran in the August 2011 privately negotiated transaction (which price had been previously publicly disclosed by Contran in a Form 4 and Schedule 13D filings with the Commission), but Contran informed the representative that the circumstances of that purchase were different and that Contran would be unwilling to purchase additional Shares at that price.  As a result, the representative of the stockholders informed Contran that they intended to pursue other options.  Contran had no further communication with the representative of such unaffiliated KCI stockholders until April 2013, when such representative again (on an unsolicited basis) contacted Contran and inquired as to whether Contran would be willing to purchase a block of Shares at $9.43 per Share.  Contran again informed the representative that it would not be willing to purchase the Shares at $9.43 per Share, but that it would be willing to purchase the Shares at $9.00 per Share.  In a subsequent conversation later the same day, the representative agreed that the selling stockholders would sell their Shares at $9.00 per Share, and consequently Contran purchased an aggregate of 287,606 Shares at a price of $9.00 per Share.  These purchases were made between April 17, 2013 and April 22, 2013, during which period the closing market price of KCI ranged from $8.20 to $8.39.  The purchase of the Shares in April 2013 was driven by the unaffiliated stockholder group’s desire to sell its Shares and Contran’s willingness to purchase the Shares at a price believed to be attractive at that time.  At the time of the purchase, Contran had not determined to pursue a short-form merger transaction involving KCI or to take KCI private.

Following the April 2013 privately negotiated purchase transactions, Contran timely filed an Amendment to its Schedule 13D with respect to KCI disclosing such purchases.  In such Schedule 13D Amendment, Contran also disclosed that it was considering the possibility of completing a short form merger with KCI pursuant to Section 253 of DGCL, but that no final decision in this regard had been made and there was no assurance that Contran would determine to proceed with such a merger.

Following the April 2013 purchases, Contran management undertook an analysis of the possibility of completing a short-form merger involving KCI, including a financial analysis of the range of potential values of shares of KCI common stock using generally accepted valuation methodologies in order to determine the value of KCI and whether the Contran board of directors would approve paying such a value in order to acquire the remaining outstanding shares of KCI.  Such financial analysis was completed by Contran management on May 9, 2013.  All of the factors and analyses considered in such analysis are disclosed in the Fairness of the Merger section and elsewhere in the Schedule 13E-3. It was not until the May 9, 2013 meeting of the board of directors of Contran, where an analysis of completing a short-form merger of KCI, including a review of the financial analysis of KCI, was discussed with and reviewed by the Contran board of directors, that Contran made a decision to proceed with the Merger on the terms as described in the Schedule 13E-3.  Given that, under the applicable provisions of the DGCL, stockholders of KCI who do not believe the consideration offered in the Merger is fair are entitled to demand appraisal rights in a Delaware Court of Chancery proceeding, and that Contran would be required to defend such offered consideration in any appraisal proceeding, completion of the financial analysis was a critical and substantive predicate to the decision by the Contran board of directors to proceed with the Merger.  If the Contran board of directors was not willing to approve payment of consideration consistent with the value of KCI as set forth in the financial analysis, then the Contran board of directors would not have determined to proceed with the Merger because of the board’s desire for the consideration paid in the Merger to be fair to the unaffiliated stockholders of KCI, and because the likelihood of successfully defending the Merger consideration in any Delaware appraisal proceeding would have been substantially reduced.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

Contran notes the Staff’s point that purchases that would not individually constitute going-private transactions may constitute a Rule 13e-3 transaction if they are effected as a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects.  However, as described above, although the transactions in August 2011, January 2013 and April 2013 ultimately resulted in Contran’s ownership of KCI exceeding 90%, none of the transactions was conducted as a part, or in furtherance, a plan that was intended by Contran to take KCI private.  As discussed above, the Contran board of directors did not make the decision to pursue the Merger until its meeting on May 9, 2013. The ability of the Contran board of directors to consider undertaking a short-form merger only came about because of the unsolicited purchases from unaffiliated stockholders in April 2013 (as described above), and their willingness to approve a short-form merger only came about upon completion of the financial analysis of KCI on May 9, 2013 (as also discussed above).  As a result, prior to such April 2013 purchases, completion of the financial analysis and such board determination, none of the actions by Contran relating to KCI had a reasonable likelihood or purpose of producing a going-private transaction involving KCI.   Because a Rule 13e-3 transaction is deemed to commence with the first transaction which occurs at or after the time when the going private transaction becomes reasonably likely (see Response to Question 4 in Exchange Act Release No. 34-17719), none of the purchases of Shares by Contran in August 2011, January 2013 or April 2013 should be deemed steps in a series of transactions that cumulatively had a reasonable likelihood of producing a “going private effect” within the meaning of Rule 13e-3(a)(3)(ii).  Furthermore, we do not believe that it is the intent of Rule 13e-3 to integrate unrelated transactions, each of which was undertaken for its own independent reasons and some of which occurred almost two years prior to the proposed going-private transaction, without some common purpose or intent to take affirmative steps to achieve the ultimate goal of reducing the number of shareholders of record below 300.  For the reasons stated above, that intent and purpose was not formulated prior to May 9, 2013, and, once Contran began to consider the possibility of such a transaction, prompt disclosure was made to the marketplace.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

Finally, in order to address the Staff’s reference to the administrative proceeding In the Matter of William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703, we note that in that matter, at the time of the initial transactions undertaken by the respondents that were the subject of the Commission’s investigation, the respondents held less than 20% of the issuer’s stock.  As a result of their subsequent acquisitions, the respondents acquired a controlling interest in the issuer before proposing a going-private transaction.  In our circumstances, prior to Contran’s August 2011 purchases in a privately-negotiated transaction, Contran already owned approximately 75% of KCI’s outstanding stock.  Therefore, the important first step of obtaining control of the subject company had occurred long before the transactions that are the subject of the Staff’s current inquiry (as disclosed in the Schedule 13E-3, Contran has owned a controlling interest in KCI since 1981).  Moreover, in the Wilkerson matter, the respondents had communicated to the board of directors of the issuer their consideration of a transaction to acquire the remaining shares of the issuer not held by the respondents prior to some of the purchases in question and well in advance of disclosing that intent on a Schedule 13D or filing a Schedule 13E-3.  Here, as discussed above, following the April 2013 purchases of Shares that resulted in Contran’s ownership level of KCI exceeding 90%, Contran promptly filed an Amendment to Schedule 13D disclosing that it was considering engaging in a going-private transaction, although no final decision in this regard had been made and there was no assurance that Contran would determine to proceed with such a merger.  For these reasons, we believe the administrative proceeding referenced in the Staff’s comment letter is distinguishable from our facts.

4.
Comment:  Please identify in your response letter the third parties from whom Contran purchased shares of Keystone Consolidated Industries in the August 2011 and April 2013 stock purchase transactions.  If any of the sellers were entities, please identify the natural persons who controlled those entities.

Response:  As described in our response to Question 3 above, the sellers in both the August 2011 and April 2013 transactions were unaffiliated stockholders.  With respect to the August 2011 purchase, the sellers, who in the aggregate owned the 1.55 million Shares, were as follows:  (i) Corsair Capital Partners, L.P., a Delaware limited partnership (“Corsair Capital”), (ii) Corsair Capital Partners 100, L.P., a Delaware limited partnership (“Corsair 100”), (iii) Corsair Capital Investors, Ltd., a Cayman Islands company (“Corsair Investors”), (iv) Corsair Select, L.P., a Delaware limited partnership (“Corsair Select”), (v) Corsair Select 100, L.P., a Delaware limited partnership (“Corsair Select 100”), (vi) Corsair Select Master Fund, Ltd., a Cayman Islands company (“Corsair Select Master”), and (vii) Corsair Long Short Partners, L.P., a Delaware limited partnership (“Corsair Long Short,” and collectively with Corsair Capital, Corsair 100, Corsair Investors, Corsair Select, Corsair Select 100 and Corsair Select Master, “Corsair Holders”).  Based on information included in a Schedule 13G (Amendment No. 3) with respect to KCI, filed with the Commission on February 14, 2011, Corsair Capital Management, L.L.C., a Delaware limited liability company (“Corsair Management”) is the investment advisor for each of Corsair Capital, Corsair Long Short, Corsair Select, Corsair 100, Corsair Select 100 and Corsair Investors, and Mr. Jay R. Petschek and Mr. Steven Major are each a controlling person of Corsair Management.  The Filing Persons have no information or knowledge as to the relationship between Corsair Select Master and Corsair Management, Mr. Petschek and Mr. Major.  The Filing Persons also note that following Contran’s purchase of the aggregate 1.55 million Shares from these sellers, on August 18, 2011 Corsair Management, Corsair Capital, Corsair Long Short, Corsair Select, Corsair 100, Corsair Select 100, Mr. Jay R. Petschek and Mr. Steven Major filed with the Commission a Schedule 13G (Amendment No. 4) with respect to KCI, which disclosed no ownership of Shares.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

With respect to the April 2013 purchases, the sellers were not required under applicable federal securities laws to disclose their respective identities in any Form 4, Schedule 13D or Schedule 13G filings.  Furthermore, the Filing Persons believe that these sellers had and continue to have an expectation that their identities would remain confidential.  As a result, the Filing Persons do not believe that it is appropriate to disclose the identity of these unaffiliated selling stockholders.  In addition and as discussed above, we do not think those purchases should be deemed to be the initial steps of a going-private transaction, and, thus, do not believe the identity of the sellers is relevant.

Special Factors, page 10

Purposes, Alternatives, Reasons and Effects of the Merger, page 10

Effects, page 11

5.
Comment:  Please revise to disclose the effect that the transaction will have on each affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. See Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Response:   In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 2 of Amendment No. 2.

Fairness of the Merger, page 13

6.
Comment:  We note the response to comment 6 in our letter dated June 6, 2013.  Refer to the following sentence in your amendment: “Based upon these calculations and the Filing Persons’ judgment, knowledge of KCI’s business, knowledge of the comparable companies and KCI’s relative ranking and position in comparison to the comparable companies (including the Risk Analysis Rankings on page 16 and the Comparable Income Statement Analysis on page 17), the Filing Persons determined the Selected Multiple Range illustrated in the table below.”  Please revise to explain further how the filing persons arrived at the selected multiple ranges in the table on page 15.

Alexandra M. Ledbetter
United States Securities and Exchange Commission
June 20, 2013

Response:   In response to the Staff’s comment, the Schedule 13E-3 has been amended accordingly.  Please see numbered paragraph 5 of Amendment No. 2.

7.
Comment:  Where the filing persons refer to their conclusion that the merger “is fair to the holders of common stock of KCI other than the Contran and Merger Sub,” or “other than the Filing Persons,” please revise to disclose the filing persons’ conclusion with respect to “unaffiliated” security holders, a slightly different delineation. See Item 1014(a) of Regulation M-A.

Response:  In response to the Staff’s comment, the Schedule 13E-3 has been amended to state that the merger is fair to the unaffiliated stockholders of KCI.  Please see numbered paragraphs 1, 3, 4, 6 and 7 of Amendment No. 2.

Should you have any further questions, you may contact to me at (972) 450-4260 or via email at

Sincerely,

Contran Corporation
KYCN Acquisition Corporation

By: _/s/ Andrew B. Nace
Andrew B. Nace
Vice President and General Counsel

EXHIBIT A
EXCERPT FROM RESPONSE LETTER DATED FEBRUARY 14, 2011

Comment:  Please tell us what consideration was given to including Mr. Harold C. Simmons as a bidder.  We note that Mr. Simmons beneficially owns approximately 62% of the Keystone common stock and substantially all of the Contran common stock.  Please refer to the factors discussed in Section II.2.D of the Current Issues and Rulemaking Projects Outline (November 14, 2000).  To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually.  You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response:  Rule 14d-1 defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made.”  As the Staff has indicated, and as disclosed in the Tender Offer Statement, substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is the sole trustee) or is held directly by Mr. Simmons or other persons or entities related to Mr. Simmons.  However, as the Commission has noted in Section II.2.D of the Current Issues and Rulemaking Projects Outline (November 14, 2000), control of Contran through “share ownership does not mean that the [person] is automatically viewed as a bidder.  Instead, we look at the parent's or control person's role in the tender offer.  Bidder status is a question that is determined by the particular facts and circumstances of each transaction.”

Contran management, including Mr. Simmons, as an officer of Contran, determined the terms and conditions of the Tender Offer that were recommended to the Contran board of directors for approval.  Mr. Simmons, like all other directors of Contran, considered and approved all of such terms and conditions, and authorized Contran management to commence the Tender Offer.

Contran was not formed or incorporated for the purpose of commencing the Tender Offer.  Contran has been in existence for over 40 years, and Contran has held shares of Keystone common stock for over 20 years.  Moreover, as stated in the Tender Offer Statement, Contran is a holding company with substantial operations conducted through wholly-owned and majority-owned subsidiaries, and less than majority-owned affiliates, many of whom are publicly traded.  As disclosed in the Tender Offer Statement, these publicly-traded subsidiaries and affiliates include Keystone, Valhi, Inc. (“Valhi”) and Titanium Metals Corporation (“TIMET”).  Valhi, a publicly traded company approximately 94% controlled by Contran, is also primarily a holding company with substantial assets and operations conducted through other publicly traded companies, including Kronos Worldwide, Inc. and CompX International Inc.  Contran is the largest shareholder of TIMET, although Contran owns less than a majority of TIMET’s outstanding common shares.  Keystone and Valhi are consolidated subsidiaries of Contran, and Contran accounts for its ownership interest in TIMET by the equity method.  At December 31, 2009, Contran reported total assets of $2.98 billion.  Substantially all of Contran’s total assets at such date are attributable to such publicly-traded entities ($240.4 million attributable to Keystone, $2.366 billion attributable to Valhi and $312.4 million attributable to TIMET).  Similarly, substantially all of Contran’s total assets at September 30, 2010 are also attributable to Valhi, Keystone and TIMET.  For the year ended December 31, 2009, Contran reported total net sales of $1.597 billion.  Substantially all of Contran’s total sales for such period are also attributable to such publicly-traded entities ($1.272 billion attributable to Valhi and $322.3 million attributable to Keystone).  Similarly, substantially all of Contran’s total net sales for the nine-month period ended September 30, 2010 are also attributable to Valhi and Keystone.  Accordingly, Contran is an established entity with substantial operations and assets.

Contran’s existing cash, combined with its borrowing availability under its existing fully committed revolving credit facility, is more than sufficient to cover the aggregate purchase price, plus fees and expenses of the Tender Offer. In this regard, please see our response to the Staff’s comments #3 and  #8 below.  Contran is not relying on Mr. Simmons to provide it with any financing relating to the Tender Offer.

As mentioned above and as disclosed in the Tender Offer Statement, Mr. Simmons may be deemed to control Contran and, since Contran, prior to the Tender Offer, already controlled approximately 61.7% of Keystone’s common stock, Mr. Simmons may also be deemed to control Keystone.  However, as disclosed in Amendment No. 54 to a Schedule 13D regarding shares of Keystone common stock filed by Contran and Mr. Simmons, Mr. Simmons disclaims beneficial ownership of any shares of Contran stock held by the various trusts for which he is sole trustee, as well as any shares of Keystone common stock held by Contran.

Overall, the particular facts and circumstances relating to the Tender Offer make clear that, though Mr. Simmons may be deemed to control Contran through the ownership of Contran stock held by the various trusts for which he is sole trustee, given Contran’s substantial assets, long history and longstanding relationship with Keystone, Mr. Simmons is not a “bidder” within the meaning Rule 14d-1.  This conclusion is also consistent with the last paragraph of Section II.2.D of the Current Issues and Rulemaking Projects Outline (November 14, 2000), which notes that “if a named bidder is an established entity with substantial operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”